Exhibit 12.1
TD AMERITRADE Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Fiscal Year Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 29,	Sept. 30,
	2009	2008	2007	2006	2005
Determination of earnings:
Pre-tax income	$1,059,404	$1,263,502	$1,034,703	$857,305	$553,492

Fixed charges	68,773	338,693	585,740	441,606	151,178

Earnings before income taxes and fixed charges (A)	$1,128,177	$1,602,195	$1,620,443	$1,298,911	$704,670

Fixed charges:
Interest on borrowings (1)	$40,070	$78,447	$118,173	$93,988	$1,967

Brokerage interest expense	15,166	249,616	455,467	335,820	141,399
Interest portion of rent expense	13,537	10,630	12,100	11,798	7,812

Total fixed charges (B)	$68,773	$338,693	$585,740	$441,606	$151,178

Ratio of earnings to fixed charges (A) ÷ (B)	16.4	4.7	2.8	2.9	4.7

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	20.8	15.2	8.9	9.1	57.6

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.